UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934



WILSON BROTHERS USA, INC.
(Name of Issuer)



COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)



972091 10 2
(CUSIP Number)

John H. Sanford
Wilson Brothers USA, Inc.
125 King Street, Suite 204
Charleston, SC  29401
(843) 723-8684
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

		John H. Sanford

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
(b)

3) SEC USE ONLY


4) SOURCE OF FUNDS (See Instructions)
 PF

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6) CITIZENSHIP OR PLACE OF ORGANIZATION

                            US Citizen

			7)  SOLE VOTING POWER

NUMBER OF		                 5,196,602
SHARES
BENEFICIALLY		8)  SHARED VOTING POWER
OWNED BY		                 56,400
EACH
REPORTING		9)  SOLE DISPOSITIVE POWER
PERSON		                                  5,196,602
WITH:
			10)  SHARED DISPOSITIVE POWER
                                                    56,400

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   5,253,002

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
52.45%(2)

14) TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Calculated based on 10,014,032 shares of Common Stock of the
Issuer outstanding on March 25, 2002.


Item 1. Security and Issuer

This Amendment No. 7 amends and supplements the Schedule 13D filed by Mr. Sanford on April 18, 1995, as amended two separate times on September 18, 1986 and again on each of April 29, 1997, December 24, 1997, February 22, 1999 and February 2, 2001 (the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Wilson Brothers U.S.A., Inc., with its principal offices at 125 King Street, Charleston, South Carolina, 29401 (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration

	Item 3 shall be supplemented as follows:

	On May 16, 2001, Chrissie Point, LLC, a member-managed limited liability company in which Mr. Sanford has a 25% interest ("Chrissie Point"), purchased 37,500 shares of common stock on the open market at a purchase price of $0.46 per share. Mr. Sanford disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein

	On June 14, 2001, Chrissie Point purchased 18,900 shares of common stock on the open market at a purchase price of $0.45 per share. Mr. Sanford disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein

Item 5.  Interest in Securities of the Issuer

	Item 5 shall be deleted in its entirety and replaced with the following:

	(a)	As of the date hereof, Mr. Sanford is the beneficial owner of
5,253,002 shares of Common Stock equal to 52.45% of the 10,014,032 shares of Common Stock of the Issuer outstanding as of March 25, 2002.

	(b)	Mr. Sanford has sole power to vote, to direct the vote, to
dispose or to direct the disposition, of 5,196,602 shares of Common
Stock. Mr. Sanford shares the power to vote, to direct the vote, to dispose or to direct the disposition, of 56,400 shares of Common Stock.

	(c)	Not applicable.

	(d)	No other persons are known to Mr. Sanford to have the right
to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.

	(e)	Not applicable.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2002
/s/ John Sanford
-----------------------
John H. Sanford